SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

(Amendment No. 12)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

LINE CORPORATION

(Name of the Issuer)

LINE CORPORATION	NAVER CORPORATION NAVER J. HUB CORPORATION	SOFTBANK CORP.

(Name of Persons Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Classes of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

LINE Corporation JR Shinjuku Miraina Tower, 23rd Floor 4-1-6 Shinjuku Shinjuku-ku, Tokyo, 160-0022, Japan Phone Number: +81-3-4316-2050 Attention: Mr. Satoshi Yano	c/o NAVER Corporation 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea Phone Number: +82-1588-3830 Attention: Mr. Jemin Ryoo	SoftBank Corp. 1-9-1 Higashi-shimbashi Tokyo Shiodome Bldg. Minato-ku, Tokyo, Japan Phone Number: +81-3-6889-2000 Attention: Mr. Hideyuki Sato

(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Toshiro Mochizuki, Esq. Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011, Japan Phone Number: +81-3-5251-1601	Paul J. Shim, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Phone Number: 212-225-2000	Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP 19F Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea Phone Number: +82-2-6353-8030	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong Phone Number: +852-2514-7600

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $701,797,884.75	U.S. $91,093.37

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 11,583,418, the number of Common Shares estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of June 30, 2020, which represents the maximum number of Common Shares that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per Common Share as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P., and (ii) the product of (x) 2,217,917, the number of ADSs outstanding as of the close of business on July 24, 2020, which represents the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase, multiplied by (y) the offer price of JPY 5,380 per ADS as converted into U.S. dollars based on an exchange rate of U.S. $1.00 = JPY 105.810, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 27, 2020, as reported by Bloomberg L.P.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	U.S. $91,093.37
Form or Registration No:	Schedule TO
Filing Party:	NAVER Corporation
Date Filed:	May 27, 2020, August 3, 2020

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This Amendment No. 12 to Schedule 13E-3 (the “Amendment”) amends and supplements the transaction statement filed as Amendment No. 3 to Schedule 13E-3 on August 3, 2020, as amended and supplemented prior to the date hereof (the “Existing Schedule 13E-3”, and as further amended and supplemented by this Amendment, the “Schedule 13E-3”). This Schedule 13E-3 is being filed with the U.S. Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the Tokyo Stock Exchange (the “TSE”) and a consolidated subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, (ii) NAVER, (iii) NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly owned subsidiary of NAVER (“NAVER Purchaser”), and (iv) SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank”, and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE (LINE, NAVER and the Purchasers collectively, the “Filing Persons”, and each, a “Filing Person”). This Schedule 13E-3 relates to the joint offer by NAVER Purchaser and SoftBank to purchase (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares”, and each, a “Common Share”), of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs”, and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which is equivalent to U.S. $51.06 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.365, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on September 16, 2020, as reported by Bloomberg L.P., rounded to the nearest whole cent), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers made an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 (the “2023 Bonds”) and zero-coupon convertible bonds due 2025 (the “2025 Bonds”, and together with the 2023 Bonds, the “Convertible Bonds”) issued by LINE, from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer”, and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer was for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer.

The Offers were made pursuant to the business integration agreement, dated as of December 23, 2019 (the “Business Integration Agreement”), by and among NAVER, LINE, SoftBank and Z Holdings Corporation (collectively, the “Business Integration Parties”), a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019, by and between NAVER and SoftBank. The Offers expired on September 15, 2020 and the Purchasers completed the settlement of the Offers on September 24, 2020.

Except as otherwise set forth in this Amendment, the information set forth in the Existing Schedule 13E-3 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Existing Schedule 13E-3. All information contained in, or incorporated by reference into, this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Persons.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Items 6 and 7 are hereby amended and supplemented to include the following:

On December 15, 2020, at the extraordinary general meeting of LINE’s shareholders (the “Shareholders’ Meeting”), proposals to (i) conduct the Share Consolidation (as defined below) and (ii) delete provisions regarding the number of Common Shares constituting one unit and partially amend LINE’s articles of incorporation were approved as originally proposed. As the Share Consolidation was so approved, LINE also announced that the ADSs are scheduled to be delisted from the NYSE on December 28, 2020 (New York City time) and the Common Shares are scheduled to be delisted from the TSE on December 29, 2020 (Japan Standard Time). In addition, LINE expects to terminate or suspend its periodic filing obligations under the Exchange Act in January 2021 after consummation of the Share Consolidation. Furthermore, in connection with delisting the ADSs from the NYSE, LINE has decided to terminate on December 28, 2020 (New York City time) the Deposit Agreement, dated as of July 14, 2016, by and among LINE, JPMorgan Chase Bank, N.A., as the ADS depositary (the “ADS Depositary”), and all holders from time to time of ADSs issued thereunder. The ADS Depositary will close its books for issuances of ADSs effective at the close of business December 28, 2020 (New York City time) and for cancellations of ADSs effective at the close of business December 29, 2020 (New York City time).

Under the Business Integration Agreement, the Business Integration Parties agreed that, following the consummation of the Offers, any remaining holders of Common Shares or ADSs will be eliminated by a share consolidation of the Common Shares pursuant to the Business Integration Agreement and the Companies Act of Japan (the “Japan Companies Act”) or other available squeeze-out procedures, with the intended result that, following such procedures and any other adjustment procedures, NAVER and the Purchasers will be the only shareholders of LINE. As approved at the Shareholders’ Meeting, the share consolidation (the “Share Consolidation”) will be implemented based on a share consolidation ratio of 29,165,333:1, pursuant to which the number of Common Shares held by shareholders other than NAVER (including Common Shares underlying ADSs) would become a fraction of less than one share. After the Share Consolidation, the Purchasers will receive the number of Common Shares equivalent to the total sum of the fractions of Common Shares held by all shareholders in exchange for an amount equal to such total multiplied by the share consolidation ratio of the Share Consolidation multiplied by the offer price for Common Shares in the Offers of JPY 5,380 per Common Share, subject to the permission of a Japanese court in accordance with the procedures stipulated in Article 235 of the Japan Companies Act and other relevant laws and regulations. The holders of Common Shares and ADSs other than the Purchasers will receive such amount in proportion to their respective fractional shares (which amount shall, in the case of ADSs, be subject to conversion into U.S. dollars based on the spot U.S. dollar/Japanese yen exchange rate specified by the ADS Depositary, and be less the amount of any fees (including any currency conversion fees), expenses and withholding taxes that may be applicable, including a fee of up to U.S. $5.00 for each 100 ADSs (or portion thereof)).

ITEM 16. EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(xxiv)	Press Release issued by LINE, dated December 15, 2020 (incorporated by reference to the Form 6-K furnished by LINE on December 15, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2020

LINE CORPORATION

By:	/s/ In Joon Hwang
Name:	In Joon Hwang
Title:	Director, Chief Financial Officer

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer

NAVER J. HUB CORPORATION

By:	/s/ Sang-Jin Park
Name:	Sang-Jin Park
Title:	Representative Director

SOFTBANK CORP.

By:	/s/ Yutaka Uemura
Name:	Yutaka Uemura
Title:	Vice President, Corporate Planning